JM

Johnson Matthey

Robert M. Talley
Vice President, General Counsel
and Secretary

November 30, 2006

MAIL
..PT REQUESTED
..90 0002 4356 3427

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1. **Regulatory Announcement** **16 Nov 2006**
2. **Regulatory Announcement** **22 Nov 2006**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
Vice President & General Counsel

Enclosures
cc: S. A. Farrant (w/o encl.)

Dlw 12/13

NORTH AMERICAN CORPORATE
Suite 600, 435 Devon Park Drive, Wayne PA 19087-1998 TEL: (610) 971-3131, FAX: (610) 971-3022

Regulatory Announcement

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Free annual report

Johnson Matthey

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Director/PDMR Shareholding
Released	11:02 16-Nov-06
Number	PRNUK-1611

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

N A P Carson	(iii)
P N Hawker	(iii)
D W Morgan	(iii)
L C Pentz	(iii)
W F Sandford	(i)
J N Sheldrick	(iii)
I F Stephenson	(i)

3. Name of person discharging managerial responsibilities/director:

   N A P Carson

   P N Hawker

D W Morgan

L C Pentz

W F Sandford

J N Sheldrick

I F Stephenson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Computershare Trustees Limited

8. State the nature of the transaction:

Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	27
P N Hawker	27
D W Morgan	27
L C Pentz	27
W F Sandford	27
J N Sheldrick	27
I F Stephenson	27

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£14.8286

14. Date and place of transaction:

15 November 2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	61,188
P N Hawker	14,561
D W Morgan	40,483
L C Pentz	18,284
J N Sheldrick	74,412

16. Date issuer informed of transaction:

16 November 2006

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to

be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary

020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

16 November 2006

END

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Regulatory Announcement

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Free annual report

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Interim Results
Released	07:00 22-Nov-06
Number	4849M



JM Johnson Matthey

For Release at 7.00 am Wednesday 22nd November 2006

Interim Results for the six months ended 30th September 2006

On track to deliver good growth

Summary Results

	Half Year to 30th September 2006	2005	% change
Revenue	**£3,012m**	**£2,283m**	**+32**
Sales excluding precious metals	**£744m**	**£637m**	**+17**
Operating profit	**£126.8m**	**£114.5m**	**+11**
Profit before tax	**£115.1m**	**£106.4m**	**+8**
Total earnings per share	**38.3p**	**35.2p**	**+9**
Dividend per share	**9.9p**	**9.1p**	**+9**

- Sales revenue up 32% reflecting good underlying volume growth and higher precious metal prices
- Operating profit up 11% with most of the growth generated by Catalysts and Precious Metal Produc Divisions
- Profit before tax up 8% at £115.1 million
- Total earnings per share up 9% at 38.3 pence. Interim dividend increased in line with earnings grow 9.9 pence

Divisional Performance

Operating Profit

£m	Half Year to 30th September 2006	2005	% change
Catalysts	**70.8**	**65.2**	**+9**
Precious Metal Products	**37.2**	**30.6**	**+22**
Pharmaceutical Materials	**17.0**	**16.2**	**+5**

Ceramics	**10.2**	**10.8**	**-6**
Corporate	**(8.4)**	**(8.3)**	
Operating profit	**126.8)**	**114.5)**	**+11**

- Catalysts Division's profit growth reflects increased sales of catalysed soot filters (CSFs) for diesel c in Europe, strong autocatalyst sales in Asia and good demand for process catalysts
- Precious Metal Products Division has benefited from buoyant prices for platinum group metals and good growth in its manufacturing businesses

Business Prospects

- Environmental Catalysts and Technologies (ECT) should achieve double digit growth in sales and profits this year with additional revenue from sales of heavy duty diesel (HDD) catalysts in the second half
- Pre-buying of trucks ahead of the introduction of the new emission standards will limit catalyst sales in 2006/07 but create further growth as truck sales recover in 2007/08 and 2008/09
- Additional investment is planned to expand capacity in ECT and to provide increased working capital to support the emergence of the new diesel catalyst markets
- High oil price supports growth in Process Catalysts and Technologies with increased demand for catalysts for synthesis gas production and good prospects for Davy Process Technology
- Precious Metal Products Division should continue to benefit from favourable market conditions for platinum group metals and growth in its manufacturing businesses
- Pharmaceutical Materials Division's recovery is expected to continue in the second half of the year with stronger sales in the US
- Ceramics Division's performance in the second half is likely to be below last year but the division should remain highly cash generative

Commenting on the results, Neil Carson, Chief Executive of Johnson Matthey said:

"Johnson Matthey has achieved good growth in the first half of 2006/07 with sales, excluding precious metals, up 17% and an 11% increase in operating profit.

The outlook for the second half is for continued top-line growth, driven by additional sales of emission control products for trucks and buses following the introduction of the new heavy duty diesel emission standards in Europe in October 2006 and North America in January 2007."

Enquiries:

Ian Godwin	Director, IR and Corporate Communications	020 7269 8410
John Sheldrick	Group Finance Director	020 7269 8408
Howard Lee	The HeadLand Consultancy	020 7367 5225
Laura Hickman	The HeadLand Consultancy	020 7367 5227

www.matthey.com

Report to Shareholders

Introduction

Johnson Matthey performed well in the first half of 2006/07 with good growth in sales and operating profit. Catalysts Division and Precious Metal Products Division generated most of the growth. Sales were boosted by a significant rise in the prices of platinum group metals with platinum averaging just over $1,200 per ounce (37% up on the first half of last year). Demand for catalysts was also strong with expanding sales of catalysed soot filters, good autocatalyst demand in Asia and increased sales of process catalysts. Our US Pharmaceutical Materials business improved after a downturn last year and its recovery should continue in the second half.

The outlook for the group for the second half remains encouraging, with further growth generated by the new market for heavy duty diesel catalysts.

Review of Results

Revenue rose by 32% in the half year to £3,012 million, partly as a result of higher prices for platinum, palladium and rhodium. Sales excluding the value of precious metals rose by 17%, reflecting good underlying volume growth and increased non precious metal material costs, some of which are a pass through for Johnson Matthey.

Operating profit increased by 11% to £126.8 million. Exchange translation was slightly adverse, reducing profits by £0.8 million compared with the first half of last year. Interest rose by £4.5 million as a result of higher average borrowings and an increase in short term interest rates, particularly in the US. Profit before tax was 8% up on last year at £115.1 million.

Total earnings per share (eps) increased by 9% to 38.3 pence. The growth rate in eps was slightly stronger than growth in profit before tax mainly as a result of the accretive effect of share buy-backs.

Dividend

The interim dividend has been increased by 9% to 9.9 pence, in line with the growth in earnings per share.

Operations

Catalysts Division's sales grew by 48% to £996 million, boosted by significantly higher prices for platinum, palladium and rhodium. Excluding the value of precious metals, sales increased by 22% to £458 million. This increase was driven by good volume growth and the impact of higher material costs, particularly the cost of substrates for catalysed soot filters (CSFs), which is a pass through for Johnson Matthey.

The division's operating profit rose by 9% to £70.8 million, despite a weaker US dollar exchange rate. Translated at last year's exchange rates operating profit would have been 10% up.

Environmental Catalysts and Technologies (ECT) had a good first half with sales and operating profit well ahead of last year. The division achieved strong growth in Europe and Asia which more than offset further weakness in the North American market. Results for Europe benefited from a significant increase in sales of CSFs for light duty diesel vehicles as well as some initial sales of heavy duty diesel (HDD) catalysts to original equipment manufacturers.

ECT's growth was achieved despite a relatively weak global car market. In the six month period to 30th September 2006 total global light duty vehicle sales were unchanged compared with last year. Vehicle production was 1.6% up with an increase in inventories. Light duty vehicle sales and production fell in both North America and Europe but continued to grow strongly in Asia.

Estimated Light Vehicle Sales and Production

		Half year to 30th September 2006 millions	2005 millions	change %
North America	**Sales**	**10.2**	**10.7**	**-4.7**
	Production	**7.5**	**7.8**	**-3.8**
Europe	**Sales**	**9.2**	**9.3**	**-1.1**
	Production	**9.2**	**9.3**	**-1.1**
Asia	**Sales**	**7.6**	**7.2**	**+5.6**
	Production	**11.9**	**10.9**	**+9.2**
Global	**Sales**	**32.1**	**32.1**	**-**

	Production	32.0	31.5	+1.6

Source: Global Insight

We are seeing increasing demand from many of the leading car companies in Europe for CSFs to remove particles from diesel exhaust emissions. Although legislation requiring such emission control devices does not come into force until 2010 many manufacturers are fitting these devices much earlier. The new factory we commissioned last year in Royston, UK to manufacture CSFs is already close to capacity and we are in the process of building a major extension to this facility.

Autocatalyst sales have grown strongly in Asia with good growth in China, reflecting continued growth in the underlying car market, and increased sales in Japan where we have put in additional capacity and are gaining market share.

The first half of this year included some sales of heavy duty diesel catalysts in Europe to original equipment manufacturers (OEMs) for new vehicles launched since October 2005. Not many such vehicles have been produced and total sales excluding precious metals of HDD catalysts to OEMs were £6.5 million in the first half. Sales have ramped up in the second half of the year as all new vehicles sold now have to meet the new standards. In the United States similar legislation comes into force at the beginning of January 2007. Our customers expect to see a significant drop in truck sales in 2007, as a result of the additional cost of fitting emission control systems to meet the new legislation, but we still expect the global market for HDD catalysts to be worth approximately US $700 million (excluding precious metals) by the end of 2008 when vehicle sales are expected to have returned to normal levels.

Process Catalysts and Technologies (PCT) delivered good growth in sales and profits in the half year. The Ammonia, Methanol, Oil and Gas (AMOG) business was well ahead of last year with continued strong demand for catalysts and purification materials for industries where hydrogen or synthesis gas are key intermediates. Our Catalysts & Chemicals business performed well with increased sales of sponge nickel catalysts. Sales of catalysts into the pharmaceutical and fine chemicals sector also continued to grow.

Research Chemicals benefited from the contribution from its new joint venture in China which was established in 2005/06. Demand in Europe was also well up with the new catalogue stimulating increased orders.

Davy Process Technology (DPT), which was acquired in February 2006, performed well in the first six months. DPT develops and licenses chemical process technologies and successfully concluded two major contracts in the first half of 2006/07. Tracerco, PCT's oil services business, acquired the process diagnostics business of Quest TruTec in April 2006 for £3.8 million which has expanded Tracerco's coverage principally in the USA.

Our **Fuel Cells** business achieved strong growth in sales, from a small base, with significantly increased orders for membrane electrode assemblies for direct methanol fuel cells (DMFCs). Most of these sales were for portable fuel cells which are sold to European consumers. We are continuing to work with a number of major electronics companies who are developing small DMFC units for use in mobile phone chargers and laptop computers.

Precious Metal Products Division's sales rose by 27% to £1,861 million boosted by significantly higher prices for platinum group metals (pgms). Operating profit increased by 22% to £37.2 million with good growth in both its marketing & distribution business and its manufacturing operations.

The platinum marketing & distribution business achieved good profit growth with good demand for platinum and higher pgm prices. Demand for platinum is expected to show a rise of 5% for calendar 2006. Tightening emissions legislation and growing production of diesel vehicles has increased demand for autocatalysts, outweighing a fall in demand for jewellery manufacturing caused by the rising price. The average price of platinum in the first half of Johnson Matthey's financial year rose to $1,206 per ounce, up 37% compared to the same period last year.

The price of palladium rose significantly in the same period, up 78% to $337 per ounce, supported by significant purchasing by investment funds. However, industrial demand for palladium is expected to fall by 6% in calendar 2006. Increasing autocatalyst consumption is being outweighed by a reduction in demand from jewellery manufacturers in China, where recycling of old jewellery stock has limited the requirement for new metal.

The price of rhodium has also moved sharply higher, more than doubling in comparison with the same period last year to average $4,853 per ounce. Strong demand from the automobile market coupled with interest from speculators contributed to the increase in what is traditionally a tight and often volatile market.

The division's pgm fabrication business, Noble Metals, achieved good growth in the half year with most of the growth coming in the USA. Sales were well up on prior year with strong demand for medical device components and industrial products. Demand for pgm refining was also strong benefiting from increased metal prices. We have focused the Pgm Refining business on recycling high grade material and supporting other group companies and its performance in the first six months was much improved. The Colour Technologies business achieved good growth in operating profit with higher sales of automotive glass enamels and decorative products.

Pharmaceutical Materials Division's sales rose by 13% to £65 million. Operating profit grew by 5% to £17.0 million. Most of the growth came in the division's US businesses which had seen a downturn

in 2005/06.

The recovery in the US operations reflected increased demand for both active pharmaceutical ingredients (APIs) and contract research. Demand for platinum APIs was particularly strong and included good sales of Oxaliplatin and some validation lots of Satraplatin®. The outlook for Satraplatin®, which Johnson Matthey has licensed to GPC Biotech, is encouraging with some good results in phase III clinical trials.

The outlook for sales of controlled drug APIs has also improved with the announcement by Barr Pharmaceuticals, Inc. of its purchase from Shire plc of ADDERALL® (an immediate release product used in the treatment of Attention Deficit Hyperactivity Disorder). Johnson Matthey has an exclusive agreement to supply the API to Barr for this product and already supplies the API used in Barr's existing generic version. The division will generate additional income from sales of the branded product in the second half of this year. In addition, Barr has reached agreement with Shire to launch its generic version of ADDERALL XR® (an extended release product) in April 2009. Johnson Matthey will also supply the API for this product which could generate significant additional revenue at that time.

The division's European businesses' profits were slightly ahead of last year with good sales of specialist opiates offsetting weaker sales of bulk opiates, particularly codeine. Sales of bulk opiates are expected to recover in the second half of the year which should improve the overall growth rate.

Ceramics Division's sales were unchanged from last year at £90 million. Operating profit was 6% lower at £10.2 million.

Margins weakened a little in the first half of 2006/07 and the division gave back some of the gains it had made last year when both sales and profits were well ahead. Energy costs increased significantly, particularly in Spain where the division has its largest manufacturing facility and this eroded some of the benefits of cost reductions achieved elsewhere in the division. Nevertheless, the division's margins remained in double figures at 11.3% and the business continued to be highly cash generative.

Finance

Exchange Rates

The main impact of exchange rates on the group's results comes from the translation of foreign subsidiaries' profits into sterling. The group's largest overseas investment is in the USA. The average rate for the US dollar for the six months to 30th September 2006 was $1.855/£ compared with $1.820/£ for the first half of last year. The South African rand also weakened from R11.74/£ to R12.69/£. However, the catalysts manufactured by our South African business are ultimately for export and the

benefit of a weaker rand on margins more than offsets the translation effect. Excluding the rand, exchange translation reduced group profits by £0.8 million compared with the first half of last year, with nearly all the adverse impact attributable to the weaker US dollar.

Interest

In the six months to 30th September 2006 the group's interest charge increased by £4.5 million to £12.2 million. Average borrowings were significantly higher than the same period last year, reflecting the impact on borrowings of the acquisition of DPT, share purchases and higher precious metal prices. Interest rates also rose significantly, particularly short term rates in the USA. Despite the increase in the interest charge, interest cover (operating profit / interest) for the half year remained strong at 10.4 times.

Taxation

The group's tax charge rose by £2.4 million to £33.5 million reflecting the higher profits made in the period. The average rate was very similar to the first half of last year at 29.1%. Tax paid of £41.9 million was greater than tax payable following a below average payment in the second half of last year. In the first half of last year the group had a cash inflow on tax reflecting the benefit of a favourable settlement with the UK Revenue.

Cash Flow

In the six months to 30th September 2006 the group had a net cash outflow of £83.8 million. This included expenditure of £7.5 million on acquisitions and a net £12.2 million on share buy-backs. Free cash flow, before acquisitions and share purchases, was an outflow of £64.1 million.

Working capital increased by £73.0 million in the period. The biggest factor in this rise was significantly higher precious metal prices which impacted both inventories and receivables. Physical metal stocks were actually lower than on 30th September 2005 and average customer payment terms were unchanged. Additional working capital was also taken on to support the growth of our catalyst business.

The cash outflow on capital expenditure in the half year was £56.0 million which was 1.5 times depreciation. We are planning to spend more on capital expenditure in the second half with most of the investment in Catalysts Division. For the year as a whole we expect to spend at a rate of 1.6 times depreciation with most of the investment in new capacity to meet expected volume growth. Major projects include: expansion of our diesel products factory at Royston, UK; completion of the investment at our new factory in Philadelphia, USA to make similar products for the US market; construction of our

new autocatalyst factories in South Korea and the Russian Federation; and additional production facilities for AMOG.

Net borrowings rose by £66.3 million to £478.3 million at 30th September 2006. Equity was £1,041.4 million taking gearing (net debt / equity) to 45.9%. With continued investment in organic growth, bolt-on acquisitions and some further share purchases we expect gearing to rise to 50% over the next eighteen months.

Outlook

The group has made a good start to the year with operating profit up 11% and earnings per share 9% higher in the first six months.

In the second half of the year we expect increased sales of catalysts for heavy duty diesel vehicles, as the new legislation on emissions now applies to all new vehicles sold in Europe and similar legislation will come into operation in North America from 1st January 2007. Although we expect that pre-buying of trucks in 2006 ahead of the introduction of the new emission standards will reduce truck sales in 2007, this new market will still generate significant incremental sales for Johnson Matthey. We should then benefit from further growth in 2008 as truck sales return to normal levels. Overall we expect Environmental Catalysts and Technologies to achieve double digit growth in sales and profits this year.

The high oil price creates favourable market conditions for Process Catalysts and Technologies. This, in conjunction with economic development in Asia, is generating increased demand for synthesis gas catalysts and good prospects for Davy Process Technology. Demand for platinum group metals also remains strong which should benefit Precious Metal Products Division. Pharmaceutical Materials Division should continue its recovery in the second half of the year with further sales growth in the USA. Ceramics Division's performance in the second half of the year is likely to be below last year but the division should remain highly cash generative.

Compared with the second half of last year exchange translation is likely to be negative. The average rate for the US dollar for the second half of last year was $1.75/£. Each one cent movement in the rate impacts the group's results by £0.4 million in a full year.

Overall, despite adverse exchange translation, we expect the group to achieve slightly higher earnings growth in the second half of the year than in the first.

Consolidated Income Statement

for the six months ended 30th September 2006

	Notes	Six months ended 30.9.06 £ million	30.9.05 £ million
Revenue	2	**3,012.1**	2,282.9
Cost of goods sold		**(2,792.1)**	(2,088.2)
Gross profit		**220.0**	194.7
Operating expenses		**(93.2)**	(80.2)
Impairment costs		**-**	-
Operating profit	2,3	**126.8**	114.5
Interest payable		**(17.2)**	(15.7)
Interest receivable		**5.0**	8.0
Share of profit / (loss) of associates		**0.5**	(0.4)
Profit before tax		**115.1**	106.4
Income tax expense	4	**(33.5)**	(31.1)
Profit for the period		**81.6**	75.3
Attributable to:			
Equity holders of the parent company		**81.9**	75.7
Minority interests		**(0.3)**	(0.4)
		81.6	75.3

		pence	pence
Earnings per ordinary share attributable to the equity holders of the parent company			
Total and continuing operations			
Basic	5	**38.3**	35.2
Diluted	5	**38.0**	35.1

Consolidated Balance Sheet

as at 30th September 2006

	Notes	30.9.06 £ million	30.9.05 £ million
Assets			
Non-current assets			
Property, plant and equipment		**643.0**	610.3
Goodwill		**401.0**	378.7
Other intangible assets		**40.9**	29.7
Deferred income tax assets		**8.8**	2.2
Investments and other receivables		**11.0**	6.6
Post-employment benefits net assets		**78.4**	49.6
Total non-current assets		**1,183.1**	1,077.1

	Notes			
Current assets				
Inventories		**362.6**	344.2	
Current income tax assets		**-**	0.5	
Trade and other receivables		**539.7**	406.5	
Cash and deposits	9	**99.2**	113.8	
Investments and other financial assets		**22.3**	4.1	
Other current assets		**7.1**	7.1	
Total current assets		**1,030.9**	876.2	
Total assets		**2,214.0**	1,953.3	
Liabilities				
Current liabilities				
Trade and other payables		**(417.3)**	(325.0)	
Current income tax liabilities		**(53.7)**	(51.5)	
Borrowings and finance leases	9	**(27.9)**	(90.9)	
Other financial liabilities		**(2.3)**	(10.0)	
Provisions		**(8.4)**	(11.8)	
Total current liabilities		**(509.6)**	(489.2)	
Non-current liabilities				
Borrowings, finance leases and related swaps	9	**(549.6)**	(384.3)	
Deferred income tax liabilities		**(51.5)**	(45.1)	
Employee benefits obligations		**(56.6)**	(53.1)	
Provisions		**(4.5)**	(3.0)	
Trade and other payables		**(0.8)**	(0.8)	
Total non-current liabilities		**(663.0)**	(486.3)	
Total liabilities		**(1,172.6)**	(975.5)	(1
Net assets		**1,041.4**	977.8	
Equity				
Share capital		**220.4**	219.8	
Share premium account		**145.7**	141.5	
Treasury shares	7	**(13.7)**	-	
Shares held in employee share ownership trusts		**(61.9)**	(45.7)	
Other reserves		**(1.7)**	6.3	
Retained earnings		**746.4**	648.9	
		1,035.2	970.8	
Minority interests		**6.2**	7.0	
Total equity	8	**1,041.4**	977.8	

Consolidated Cash Flow Statement

for the six months ended 30th September 2006

		Six months ended	
		30.9.06	30.9.05
	Notes	**£ million**	£ million

	Note		
Cash flows from operating activities			
Profit before tax		**115.1**	106.4
Adjustments for:			
Share of (profit) / loss in associates		**(0.5)**	0.4
Depreciation, amortisation and profit on sale of non-current assets and investments		**37.5**	33.2
Share-based payments		**2.6**	2.1
Changes in working capital and provisions		**(73.0)**	(28.7)
Changes in fair value of financial instruments		**(1.1)**	(1.0)
Net interest		**12.2**	7.7
Income tax (paid) / received		**(41.9)**	6.4
Net cash inflow from operating activities		**50.9**	126.5
Cash flows from investing activities			
Dividends received from associates		**0.1**	0.1
Purchases of non-current assets and investments		**(56.0)**	(48.4)
Proceeds from sale of non-current assets and investments		**0.1**	1.9
Purchases of businesses		**(7.5)**	(1.1)
Net cash outflow from investing activities		**(63.3)**	(47.5)
Cash flows from financing activities			
Net purchase of own shares		**(12.2)**	(11.9)
Proceeds from borrowings and finance leases		**54.8**	14.0
Dividends paid to equity holders of the parent company	6	**(44.9)**	(40.9)
Dividends paid to minority shareholders		**-**	-
Interest paid		**(19.2)**	(15.6)
Interest received		**4.9**	7.9
Net cash outflow from financing		**(16.6)**	(46.5)
(Decrease) / increase in cash and cash equivalents in period		**(29.0)**	32.5
Exchange differences on cash and cash equivalents		**(5.9)**	4.8
Cash and cash equivalents at beginning of period		**125.1**	64.0
Cash and cash equivalents at end of period	9	**90.2**	101.3

	Note		
Reconciliation to net debt			
(Decrease) / increase in cash and cash equivalents in period		**(29.0)**	32.5
Proceeds from borrowings and finance leases		**(54.8)**	(14.0)
Change in net debt resulting from cash flows		**(83.8)**	18.5
Borrowings acquired with subsidiaries		**-**	-
Exchange differences on net debt		**17.5**	(9.7)
Movement in net debt in period		**(66.3)**	8.8
Net debt at beginning of period		**(412.0)**	(370.2)
Net debt at end of period	9	**(478.3)**	(361.4)

Consolidated Statement of Recognised Income and Expense

for the six months ended 30th September 2006

Six months ended	
30.9.06	30.9.05
£ million	£ million

Currency translation differences on foreign currency net investments and related loans	**(51.7)**	19.6
Fair value gain on available-for-sale investments transferred to profit on sale	**-**	(0.8)
Cash flow hedges	**5.4**	3.6
Fair value gains / (losses) on net investment hedges	**15.8**	(5.4)
Actuarial gain on post-employment benefits assets and liabilities	**-**	-
Tax on above items taken directly to or transferred from equity	**0.2**	(4.3)
Net (expense) / income recognised directly in equity	**(30.3)**	12.7
Profit for the period	**81.6**	75.3
Total recognised income and expense relating to the period	**51.3**	88.0
IFRS transition adjustment for financial instruments	**-**	2.7
	51.3	90.7
Total recognised income and expense attributable to:		
Equity holders of the parent company	**51.7**	88.4
Minority interests	**(0.4)**	(0.4)
	51.3	88.0
IFRS transition adjustment for financial instruments attributable to:		
Equity holders of the parent company	**-**	2.7

Notes on the Accounts

for the six months ended 30th September 2006

1 Basis of preparation

The interim accounts were approved by the Board of Directors on 21st November 2006, and are unaudited but have been reviewed by the auditors. They do not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985, but have been prepared on the basis of the accounting policies set out in the annual report and accounts for the year ended 31st March 2006. Information in respect of the year ended 31st March 2006 is derived from the company's statutory accounts for that year which have been delivered to the Registrar of Companies. The auditors' report on those statutory accounts was unqualified and did not contain any statement under sections 237(2) and 237(3) of the Companies Act 1985.

2 Segmental information by business segment

	Catalysts £ million	Precious Metal Products £ million	Pharmaceutical Materials £ million	Ceramics £ million
Six months ended 30th September 2006				
Sales to external customers	**996.1**	**1,860.5**	**65.4**	**90.1**
External sales excluding precious metals	**458.0**	**134.3**	**61.2**	**90.1**
Segment result	**70.8**	**37.2**	**17.0**	**10.2**
Unallocated corporate expenses				

Operating profit

Six months ended 30th September 2005				
Sales to external customers	675.1	1,460.0	57.9	89.9
External sales excluding precious metals	375.2	117.4	54.8	89.9
Segment result	65.2	30.6	16.2	10.8
Unallocated corporate expenses				
Operating profit				

Year ended 31st March 2006				
Sales to external customers	1,477.4	2,962.4	133.9	182.2
External sales excluding precious metals	786.4	245.4	127.2	182.2
Segment result before impairment costs	134.2	62.2	33.8	21.3
Impairment costs	-	(6.0)	-	-
Segment result	134.2	56.2	33.8	21.3
Unallocated corporate expenses				
Operating profit				

Notes on the Accounts

for the six months ended 30th September 2006

3 Effect of exchange rate changes on translation of foreign subsidiaries' operating profits

Average exchange rates used for translation of results of foreign operations	Six months ended 30.9.06	30.9.05	
US dollar / £	**1.855**	1.820	
Euro / £	**1.463**	1.468	
South African rand / £	**12.69**	11.74	

The main impact of exchange rate movements on the group's operating profit comes from the translation of foreign subsidiaries' profits into sterling. The one significant exception is the South African rand where the translational impact is more than offset by the impact of movements in the rand on operating margins. Consequently the analysis below excludes the translational impact of the rand.

	Six months ended 30.9.06		
	At this year's rates £ million	At last year's rates £ million	£
Catalysts	**70.8**	**71.5**	
Precious Metal Products	**37.2**	**37.3**	
Pharmaceutical Materials	**17.0**	**17.1**	
Ceramics	**10.2**	**10.1**	

Unallocated corporate expenses	(8.4)	(8.4)	
Operating profit	126.8	127.6	

4 Income tax expense

	Six months ended 30.9.06 £ million	Six months ended 30.9.05 £ million	£
United Kingdom	13.3	14.3	
Overseas	20.2	16.8	
	33.5	31.1	

The group's share of associated undertakings' taxation for the six months ended 30th September 2006 was £ nil (six months ended 30th September 2005 £ nil, year ended 31st March 2006 £ nil).

Notes on the Accounts

for the six months ended 30th September 2006

5 Earnings per ordinary share

The calculation of earnings per ordinary share is based on a weighted average of 213,642,055 shares in issue (six months ended 30th September 2005 - 215,043,409 shares, year ended 31st March 2006 - 214,895,523 shares). The calculation of diluted earnings per ordinary share is based on the weighted average number of shares in issue adjusted by the dilutive outstanding share options and long term incentive plan. These adjustments give rise to an increase in the weighted average number of shares in issue of 1,915,624 (six months ended 30th September 2005 - 447,034 shares year ended 31st March 2006 - 967,320 shares).

Earnings per ordinary share before impairment costs are calculated as follows:

	Six months ended 30.9.06 £ million	Six months ended 30.9.05 £ million
Profit for the period attributable to equity holders of the parent company	81.9	75.7
Impairment costs	-	-
Tax thereon	-	-
Profit before impairment and restructuring costs	81.9	75.7
	pence	pence
Basic earnings per share before impairment costs	38.3	35.2

6 Dividends

An interim dividend of 9.9 pence per ordinary share will be paid on 6th February 2007 to shareholders on the register at the close of business on 1st December 2006. The estimated amount to be paid is £21.1 million. In accordance with IFRS accounting requirements this dividend has not been recognised in these accounts.

	Six months ended	
	30.9.06	30.9.05
	£ million	£ million
2004/05 final ordinary dividend paid - 19.0 pence per share	-	40.9
2005/06 interim ordinary dividend paid - 9.1 pence per share	-	-
2005/06 final ordinary dividend paid - 21.0 pence per share	**44.9**	-
	44.9	40.9

7 Share purchases

During the six months ended 30th September 2006 the company purchased 1,060,000 of its own shares at a cost of £13.7 million. These shares are being held as treasury shares.

Notes on the Accounts

for the six months ended 30th September 2006

8 Changes in equity

	Six months ended		
	30.9.06	30.9.05	
	£ million	£ million	
Equity at end of prior period	**1,044.5**	929.9	
IFRS transition adjustment for financial instruments	-	2.7	
Equity at beginning of period	**1,044.5**	932.6	
Total recognised income and expense relating to the period	**51.3**	88.0	
Dividends paid to equity holders of the parent company	**(44.9)**	(40.9)	
Dividends payable to minority interests	**(0.2)**	(0.2)	
Minority interest arising on formation of subsidiary	**0.3**	-	
New share capital subscribed	**1.5**	2.0	
Purchase of own shares	**(13.7)**	-	
Purchase of shares for employee share ownership trusts	-	(8.0)	
Share-based payments (net of shares transferred to employees)	**2.6**	2.1	
Tax on items taken directly to or transferred from equity	-	2.2	
Equity at end of period	**1,041.4**	977.8	1

9 Net debt

Six months ended

	30.9.06 £ million	30.9.05 £ million	
Cash and deposits	**99.2**	113.8	
Bank overdrafts	**(9.0)**	(12.5)	
Cash and cash equivalents	**90.2**	101.3	
Current other borrowings and finance leases	**(18.9)**	(78.4)	
Non-current borrowings, finance leases and related swaps	**(549.6)**	(384.3)	(
Net debt	**(478.3)**	(361.4)	(

10 Precious metal operating leases

The group leases precious metals from banks for specified periods (typically a few months) and for which the group pays a fee. These arrangements are classified as operating leases. The group holds sufficient precious metal inventories to meet all the obligations under these lease arrangements as they fall due. At 30th September 2006 precious metal leases were £121.6 million (30th September 2005 £127.8 million, 31st March 2006 £93.2 million).

11 Acquisitions

On 13th April 2006 the group purchased most of the business of United Farmaceuticals Limited for £1.9 million plus costs of £0.1 million. The estimated fair value of the assets acquired was £0.9 million giving goodwill of £1.1 million.

On 21st April 2006 the group purchased the process diagnostics business of Quest TruTec for £3.8 million plus costs of £0.1 million. The estimated fair value of the assets acquired was £0.7 million giving goodwill of £3.2 million. £0.1 million of the consideration is deferred.

Independent Review Report

by KPMG Audit Plc to Johnson Matthey Plc

Introduction

We have been engaged by the company to review the financial information for the six months ended 30th September 2006 which comprises the Consolidated Income Statement, the Consolidated Balance Sheet, the Consolidated Cash Flow Statement, the Consolidated Statement of Recognised Income and Expense and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might stat the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitte law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for t conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in

which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 - 'Review of Interim Financial Information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30th September 2006.

KPMG Audit Plc
Chartered Accountants
London
21st November 2006

Financial Calendar

2006

29th November
Ex dividend date

1st December
Interim ordinary dividend record date

2007

6th February
Payment of interim dividend on ordinary shares

7th June
Announcement of results for the year ending 31st March 2007

13th June
Ex dividend date

15th June
Final ordinary dividend record date

24th July
116th Annual General Meeting (AGM)

7th August
Payment of final dividend subject to dec!aration at the AGM

Cautionary Statement

This announcement contains forward looking statements that are subject to risk factors associated with, amongst other things, the economic and business circumstances occurring from time to time in the countries and sectors in which the group operates. It is believed that the expectations reflected in this announcement are reasonable but they may be affected by a wide range of variables which could cause actual results to differ materially from those currently anticipated.

Johnson Matthey Public Limited Company
Registered Office: 40-42 Hatton Garden, London EC1N 8EE
Telephone: 020 7269 8400
Internet address: www.matthey.com
E-mail: jmpr@matthey.com

Registered in England - Number 33774

Registrars
Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA
Telephone: 0870 600 3970
Internet address: www.shareview.co.uk

END

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